CREDIT SUISSE | FIRST BOSTON

CREDIT SUISSE FIRST BOSTON LLC

One Madison Avenue
New York, NY 10010-3629

Tel 1 212 325 2000
www.csfb.com

[redacted]

05010480

August 3, 2005

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Credit Suisse (formerly known as Credit Suisse First Boston)
Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities
Exchange Act of 1934 – File No. 082-4705

Ladies and Gentlemen:

On behalf of Credit Suisse, a private foreign issuer exempt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby enclose a supplement to the Credit Suisse Information Statement dated August 3, 2005.

Please acknowledge receipt of this letter and its enclosure by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-stamped and pre-addressed envelope.

If you have any questions, please contact the undersigned at (212) 325-4041.

Very truly yours,

Melissa Bodner

Melissa Bodner
Vice President

Enclosure

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

dlw 8/16

CREDIT
SUISSE

SUPPLEMENT D

**UPPLEMENT DATED
August 3, 2005
TO CREDIT SUISSE
INFORMATION STATEMENT
DATED MAY 13, 2005**

Interim Financial Information

On August 3, 2005, Credit Suisse Group released its financial results for the three months ended June 30, 2005, including the financial results of the Private Banking and Corporate & Retail Banking segments of the Credit Suisse division and the Institutional Securities and Wealth & Asset Management segments of the Credit Suisse First Boston division, some of which are excerpted and included in this supplement as Annex I. For further information on the interim results of operations for these segments, we refer you to "Investor Relations — Annual and Quarterly Reporting — Quarterly Reporting" on Credit Suisse Group's website at www.credit-suisse.com . The results of operations for these segments may differ significantly from our financial results. See "Operating and Financial Review — Differences in the Results of Operations of the Bank and its Segments" in the Information Statement.

PRIVATE BANKING

Private Banking provides high-net-worth individuals in Switzerland and in numerous other markets around the world with wealth management products and services.

During the second quarter, Private Banking continued to expand its presence in international growth markets. A representative office was opened in Guangzhou, providing access to southern China. In St. Petersburg, Russia, Private Banking opened a representative office, serving clients in the rapidly developing northern Russian region.

Private Banking reported net income of CHF 581 million in the second quarter of 2005, driven by good net revenues, as a result of stable lending, deposit and commission income. Net income decreased by CHF 84 million, or 13%, compared to the second quarter of 2004 and by CHF 104 million, or 15%, compared to the previous quarter. Strong net new asset inflows of CHF 12.8 billion for the second quarter of 2005 combined with positive market performance resulted in an increase in assets under management which exceeded CHF 600 billion at the end of the second quarter.

Net revenues of CHF 1,810 million in the second quarter of 2005 were CHF 59 million, or 3%, below the second quarter of 2004. This decrease in net revenues is caused by large gains in the second quarter 2004 of CHF 57 million from changes

The following table presents the results of the Private Banking segment:

						6 months		
in CHF m	2Q2005	1Q2005	2Q2004	Change in % from 1Q2005	Change in % from 2Q2004	2005	2004	Change in % from 2004
Net interest income	**513**	514	648	0	(21)	**1,027**	1,059	(3)
Commissions and fees	**1,180**	1,209	1,178	(2)	0	**2,389**	2,470	(3)
Trading revenues including realized gains/(losses) from investment securities, net	**85**	169	9	(50)	–	**254**	190	34
Other revenues	**32**	20	34	60	(6)	**52**	90	(42)
Total noninterest revenues	**1,297**	1,398	1,221	(7)	6	**2,695**	2,750	(2)
Net revenues	**1,810**	1,912	1,869	(5)	(3)	**3,722**	3,809	(2)
Provision for credit losses	**16**	3	(8)	433	–	**19**	(2)	–
Compensation and benefits	**580**	600	564	(3)	3	**1,180**	1,146	3
Other expenses	**504**	460	519	10	(3)	**964**	1,012	(5)
Restructuring charges	**0**	0	0	–	–	**0**	(2)	(100)
Total operating expenses	**1,084**	1,060	1,083	2	0	**2,144**	2,156	(1)
Income from continuing operations before taxes and minority interests	**710**	849	794	(16)	(11)	**1,559**	1,655	(6)
Income tax expense	**123**	156	124	(21)	(1)	**279**	299	(7)
Minority interests, net of tax	**6**	8	5	(25)	20	**14**	10	40
Net income	**581**	685	665	(15)	(13)	**1,266**	1,346	(6)

The following table presents key information of the Private Banking segment:

	2Q2005	1Q2005	2Q2004	6 months 2005	6 months 2004
Cost/income ratio	**59.9%**	55.4%	57.9%	**57.6%**	56.6%
Gross margin	**125.6 bp**	137.7 bp	139.1 bp	**131.5 bp**	142.7 bp
of which asset-driven	**79.0 bp**	82.8 bp	80.9 bp	**80.8 bp**	81.3 bp
of which transaction-driven	**44.1 bp**	49.4 bp	47.7 bp	**46.7 bp**	52.2 bp
of which other	**2.5 bp**	5.5 bp	10.5 bp	**4.0 bp**	9.2 bp
Net margin	**40.7 bp**	49.9 bp	49.9 bp	**45.2 bp**	50.8 bp
Net new assets in CHF bn	**12.8**	7.0	7.9	**19.8**	18.7
Average allocated capital in CHF m	**3,841**	3,591	3,414	**3,720**	3,317

The following table outlines selected balance sheet and other data of the Private Banking segment:

	30.06.05	31.03.05	31.12.04	Change in % from 31.03.05	Change in % from 31.12.04
Assets under management in CHF bn	**602.3**	564.3	539.1	6.7	11.7
Total assets in CHF bn	**223.4**	207.5	188.7	7.6	18.4
Number of employees (full-time equivalents)	**12,722**	12,555	12,342	1	3

in the fair value of interest rate derivatives used for risk management purposes that do not qualify for hedge accounting, compared to a small loss in the second quarter of 2005. The significant decline in net interest income, down CHF 135 million, or 21%, resulted from lower dividends received on Private Banking's trading portfolio in the second quarter of 2005 compared to the second quarter of 2004 with an offsetting effect in trading revenues. In 2004 most dividends were received in the second quarter, whereas during 2005 the dividend income was spread evenly over the first two quarters. Compared to the first quarter of 2005, lower income from trading execution resulted in an anticipated decrease of overall trading revenues by 50% to CHF 85 million. In the second quarter, Private Banking generated stable net interest income and strong commission income, which was virtually unchanged compared to both the second quarter of 2004 and the first quarter of 2005. The ongoing high level of commission income reflects Private Banking's leading position in product innovation.

Total operating expenses amounted to CHF 1,084 million in the second quarter of 2005, virtually unchanged compared to the same period of last year but increased by CHF 24 million, or 2%, compared to the seasonally low previous quarter. Slightly higher compensation and benefits compared to the second quarter of 2004 were related to Private Banking's ongoing strategic investment in international growth markets in Asia, the Middle East and Eastern Europe. This effect was partially offset by lower performance-related compensation accruals.

The cost/income ratio stood at 59.9% in the second quarter of 2005, 2.0 percentage points above the corresponding period in 2004 and 4.5 percentage points above the previous quarter. This reflects seasonally higher expenses compared to the first quarter of 2005, the strategic investments in new international growth markets and lower net revenues.

The gross margin for the first half of 2005 amounted to 131.5 basis points, achieving the mid-term target of 130 basis points. The reduction in Private Banking's gross margin in the second quarter of 2005 to 125.6 basis points reflected the lower net revenues as well as the increase of the asset base towards the quarter-end, for which revenues were not fully recognized in the second quarter of this year.

Private Banking reported strong net new asset inflow of CHF 12.8 billion for the second quarter of 2005. The growth rate in net new assets for the first half of 2005 was 7.3%, which is well above our mid-term target of 5%. Strategic key markets in Asia and Europe continued to report strong growth rates.

Assets under management stood at CHF 602.3 billion at the end of the second quarter of 2005, up CHF 38.0 billion, or 6.7%, compared to the end of the previous quarter and up CHF 63.2 billion, or 11.7%, compared to year-end 2004. Strong asset inflows, higher equity markets as well as the strengthening of the US dollar contributed to this high level of assets under management.

CORPORATE & RETAIL BANKING

Corporate & Retail Banking offers banking products and services to corporate and retail clients in Switzerland.

Corporate & Retail Banking again reported a record result in the second quarter of 2005 and a corresponding high return on average allocated capital.

In line with the strategic aim of gaining market share in high-end retail business, particularly in investment products, Credit Suisse launched a new investment product in the second quarter: Credit Suisse Triamant. This new product combines the advantages of professional asset management with those of an investment fund by providing actively managed asset allocation, broad diversification, and transparent reporting and underscores Corporate & Retail Banking's strategy to provide more innovative investment products to retail clients.

Corporate & Retail Banking recorded net income of CHF 277 million in the second quarter of 2005. This result represents an increase of CHF 21 million, or 8%, compared to the corresponding period of last year and was slightly above the previous quarter. Strong revenue generation and net releases of provisions for credit losses were the main drivers of this favorable result.

Net revenues in the second quarter of 2005 amounted to CHF 858 million, down CHF 92 million, or 10%, compared to the corresponding period of 2004. This decrease was related to large gains in the second quarter of 2004 of CHF 136 million from changes in the fair value of interest rate derivatives used for risk

The following table presents the results of the Corporate & Retail Banking segment:

in CHF m	2Q2005	1Q2005	2Q2004	Change in % from 1Q2005	Change in % from 2Q2004	6 months 2005	6 months 2004	Change in % from 2004
Net interest income	**521**	507	523	3	0	**1,028**	1,059	(3)
Commissions and fees	**217**	224	208	(3)	4	**441**	416	6
Trading revenues including realized gains/(losses) from investment securities, net	**83**	101	197	(18)	(58)	**184**	220	(16)
Other revenues	**37**	28	22	32	68	**65**	42	55
Total noninterest revenues	**337**	353	427	(5)	(21)	**690**	678	2
Net revenues	**858**	860	950	0	(10)	**1,718**	1,737	(1)
Provision for credit losses	**(44)**	(19)	60	132	–	**(63)**	108	–
Compensation and benefits	**291**	308	300	(6)	(3)	**599**	575	4
Other expenses	**257**	221	253	16	2	**478**	472	1
Total operating expenses	**548**	529	553	4	(1)	**1,077**	1,047	3
Income from continuing operations before taxes and minority interests	**354**	350	337	1	5	**704**	582	21
Income tax expense	**77**	75	80	3	(4)	**152**	136	12
Minority interests, net of tax	**0**	1	1	(100)	(100)	**1**	1	0
Net income	**277**	274	256	1	8	**551**	445	24

The following table presents key information of the Corporate & Retail Banking segment:

	2Q2005	1Q2005	2Q2004	6 months 2005	6 months 2004
Cost/income ratio	**63.9%**	61.5%	58.2%	**62.7%**	60.3%
Net new assets in CHF bn	**0.4**	1.0	(0.3)	**1.4**	0.6
Return on average allocated capital	**21.4%**	22.4%	20.4%	**21.8%**	17.7%
Average allocated capital in CHF m	**5,185**	4,914	5,050	**5,064**	5,035

The following table outlines selected balance sheet and other data of the Corporate & Retail Banking segment:

	30.06.05	31.03.05	31.12.04	Change in % from 31.03.05	Change in % from 31.12.04
Assets under management in CHF bn	**54.9**	54.5	53.9	0.7	1.9
Total assets in CHF bn	**106.7**	102.9	99.6	3.7	7.3
Mortgages in CHF bn	**64.5**	63.6	63.0	1.4	2.4
Other loans in CHF bn	**26.3**	25.2	23.7	4.4	11.0
Number of branches	**214**	214	214	-	-
Number of employees (full-time equivalents)	**8,328**	8,297	8,314	0	0

management purposes that did not qualify for hedge accounting in the second quarter of 2004, compared to a small loss in the second quarter of 2005. Provisions for credit losses in the second quarter of 2005 resulted in a net release of CHF 44 million, compared to net provisions of CHF 60 million in the corresponding period of last year and a net release of CHF 19 million in the previous quarter. The net release in the second quarter of 2005 reflects releases of provisions and a low level of new provisions as a result of the ongoing favorable credit environment. Total impaired loans declined from CHF 3.2 billion at the end of March 2005 to CHF 3.0 billion at the end of June 2005.

Total operating expenses amounted to CHF 548 million in the second quarter of 2005 and were virtually unchanged compared to the same period of the previous year. The increase of total operating expenses by CHF 19 million, or 4%, compared to the previous quarter was primarily related to expected higher other expenses mainly based on higher IT project costs and marketing expenses compared to the seasonally low first quarter of 2005. These higher other expenses were partially offset by lower compensation and benefits.

Corporate & Retail Banking achieved a strong return on average allocated capital of 21.8% during the first half year of 2005, an improvement of 4.1 percentage points compared to the same period in 2004. The return on average allocated capital stood well above Corporate & Retail Banking's mid-term target of 15%.

The segment's cost/income ratio stood at 63.9% for the second quarter of 2005, 5.7 percentage points above the same period of last year, due to the above-mentioned positive changes in the fair value of interest rate derivatives in the second quarter of 2004. Compared to the previous quarter, the cost/income ratio increased by 2.4 percentage points, reflecting seasonally low expenses in the first quarter.

INSTITUTIONAL SECURITIES

Institutional Securities provides financial advisory, lending and capital raising services, as well as sales and trading for global users and suppliers.

Institutional Securities had a second quarter 2005 net loss of CHF 408 million compared with net income of CHF 129 million in the second quarter of 2004. The primary reason for this result was a CHF 960 million before tax (CHF 624 million after tax) charge to increase the reserve for private litigation involving Enron, certain IPO allocation practices, research analyst independence and other related litigation. Excluding this litigation charge, Institutional Securities would have reported net income of CHF 216 million in the second quarter of 2005, an increase of CHF 87 million, or 67%, compared with the second quarter of 2004.

Net revenues for the quarter were CHF 3,335 million, an increase of 6% when compared with the second quarter of 2004. Excluding minority interest revenues, net revenues increased by 5%.

The following table presents the results of the Institutional Securities segment:

						6 months		
in CHF m	2Q2005	1Q2005	2Q2004	Change in % from 1Q2005	Change in % from 2Q2004	2005	2004	Change in % from 2004
Net interest income	**1,109**	909	1,065	22	4	**2,018**	2,107	(4)
Investment banking	**948**	627	902	51	5	**1,575**	1,742	(10)
Commissions and fees	**583**	679	617	(14)	(6)	**1,262**	1,380	(9)
Trading revenues including realized gains/(losses) from investment securities, net	**433**	1,345	199	(68)	118	**1,778**	1,447	23
Other revenues	**262**	282	351	(7)	(25)	**544**	455	20
Total noninterest revenues	**2,226**	2,933	2,069	(24)	8	**5,159**	5,024	3
Net revenues	**3,335**	3,842	3,134	(13)	6	**7,177**	7,131	1
Provision for credit losses	**(1)**	(19)	80	(95)	–	**(20)**	59	–
Compensation and benefits	**1,897**	2,070	1,916	(8)	(1)	**3,967**	4,167	(5)
Other expenses	**1,994**	936	942	113	112	**2,930**	1,789	64
Total operating expenses	**3,891**	3,006	2,858	29	36	**6,897**	5,956	16
Income/(loss) from continuing operations before taxes, minority interests and cumulative effect of accounting changes	**(555)**	855	196	–	–	**300**	1,116	(73)
Income tax expense/(benefit)	**(239)**	216	14	–	–	**(23)**	271	–
Minority interests, net of tax	**92**	111	53	(17)	74	**203**	93	118
Income/(loss) from continuing operations before cumulative effect of accounting changes	**(408)**	528	129	–	–	**120**	752	(84)
Cumulative effect of accounting changes, net of tax	**0**	12	0	(100)	–	**12**	0	–
Net income/(loss)	**(408)**	540	129	–	–	**132**	752	(82)

The following table presents the revenue details of the Institutional Securities segment:

in CHF m	2Q2005	1Q2005	2Q2004	Change in % from 1Q2005	Change in % from 2Q2004	6 months 2005	6 months 2004	Change in % from 2004
Debt underwriting	**465**	306	472	52	(1)	**771**	869	(11)
Equity underwriting	**185**	138	189	34	(2)	**323**	432	(25)
Underwriting	**650**	444	661	46	(2)	**1,094**	1,301	(16)
Advisory and other fees	**298**	183	241	63	24	**481**	441	9
Total investment banking	**948**	627	902	51	5	**1,575**	1,742	(10)
Fixed income	**1,194**	1,926	1,012	(38)	18	**3,120**	2,881	8
Equity	**834**	926	843	(10)	(1)	**1,760**	1,948	(10)
Total trading	**2,028**	2,852	1,855	(29)	9	**4,880**	4,829	1
Other (including loan portfolio)	**359**	363	377	(1)	(5)	**722**	560	29
Net revenues	**3,335**	3,842	3,134	(13)	6	**7,177**	7,131	1

Compared to the first quarter of 2005, net income decreased from CHF 540 million to a net loss of CHF 408 million, reflecting higher other expenses due to the charge for certain private litigation and a decrease in net revenues.

Provision for credit losses amounted to a net release of CHF 1 million reflecting the favorable credit environment for lenders during the second quarter of 2005. This compares to CHF 80 million of provisions in the second quarter of 2004 and a net release of CHF 19 million in the first quarter of 2005. Compared to March 31, 2005, total impaired loans increased CHF 70 million to CHF 757 million, and valuation allowances as a percentage of total impaired loans decreased 5.3 percentage points to 73.7% as of June 30, 2005.

Total operating expenses of CHF 3,891 million were CHF 1,033 million, or 36%, higher compared to the second quarter of 2004. Compensation and benefits decreased slightly, reflecting lower severance and performance-related compensation costs. Other expenses increased by CHF 1,052 million, or 112%, primarily reflecting a CHF 960 million before tax (CHF 624 million after tax) charge to increase the reserve for private litigation involving Enron, certain IPO allocation practices, research analyst independence and other related litigation. The charge was in addition to the reserve of CHF 702 million before tax for these private litigation matters, which was originally established in 2002. This brings the total reserve for these private litigation matters to CHF 1.4 billion after deductions for settlements that have since taken place. Other expenses also reflected higher commission expenses due to increased business activity and higher professional fees, compared to the second quarter of 2004. Excluding the charge for these private litigation matters, total operating expenses would have been 3% higher compared to the second quarter of 2004. Compared to the first quarter of 2005, total operating expenses increased by 29%, due to the litigation charge and higher other expenses offset in part by lower compensation and benefits.

Total investment banking revenues include debt underwriting, equity underwriting and advisory and other fees. Second quarter 2005 investment banking revenues of CHF 948 million increased by 5% compared to the second quarter of 2004 due to increases in advisory fees. Underwriting results remained flat when compared with the second quarter of 2004. When compared with the prior quarter, investment

The following table presents key information of the Institutional Securities segment:

	2Q2005	1Q2005	2Q2004	6 months 2005	6 months 2004
Cost/income ratio	**116.7%**	78.2%	91.2%	**96.1%**	83.5%
Compensation/revenue ratio	**56.9%**	53.9%	61.1%	**55.3%**	58.4%
Pre-tax margin	**(16.6%)**	22.3%	6.3%	**4.2%**	15.6%
Return on average allocated capital	**(13.7%)**	20.5%	4.9%	**2.3%**	14.8%
Average allocated capital in CHF m	**11,873**	10,518	10,583	**11,315**	10,139
Other data excluding minority interests					
Cost/income ratio [1][2]	**120.0%**	80.6%	92.8%	**98.9%**	84.6%
Compensation/revenue ratio [1]	**58.6%**	55.5%	62.2%	**56.9%**	59.2%
Pre-tax margin [1][2]	**(20.0%)**	19.9%	4.6%	**1.4%**	14.5%

[1] Excluding CHF 97 million, CHF 111 million, CHF 53 million, CHF 208 million and CHF 93 million in 2Q2005, 1Q2005, 2Q2004, 6 months 2005 and 6 months 2004, respectively, in minority interest revenues relating primarily to the FIN 46R consolidation. [2] Excluding CHF 5 million, CHF 0 million, CHF 0 million, CHF 5 million and CHF 0 million in 2Q2005, 1Q2005 and 2Q2004, 6 months 2005 and 6 months 2004, respectively, in minority interest expenses relating primarily to the FIN 46R consolidation.

The following table outlines selected balance sheet and other data of the Institutional Securities segment:

	30.06.05	31.03.05	31.12.04	Change in % from 31.03.05	Change in % from 31.12.04
Total assets in CHF bn	**872.3**	760.0	707.9	14.8	23.2
Number of employees (full-time equivalents)	**16,942**	16,626	16,498	2	3

banking revenues increased 51%, with significantly higher revenues from advisory fees and debt and equity underwriting.

Debt underwriting revenues of CHF 465 million remained flat compared to the second quarter of 2004, primarily reflecting lower results in leverage finance from a strong second quarter of 2004 and higher results in asset-backed securities and residential structured products. Debt underwriting revenues increased 52% from the first quarter of 2005, driven by higher results in leverage finance and investment grade capital markets. Strong leverage finance results were achieved primarily due to higher revenues in the syndicated loan business, reflecting an industry-wide increase in global syndicated loan volume in the second quarter of 2005 and an improvement in Institutional Securities' global syndicated loan market share. Leverage finance revenues from high-yield underwriting were down significantly in the quarter reflecting lower levels of issuance, commensurate with an industry-wide decline in global high-yield new issuance. However, for the second quarter of 2005, Institutional Securities improved its ranking to second in global high-yield new issuance, up from number three at the end of the first quarter. Investment grade capital markets revenue increased from a year ago and the prior quarter, reflecting a greater focus on more profitable transactions. As a result, Institutional Securities ranked eleventh in global investment grade new issuance for the second quarter of 2005, up from number thirteen in the first quarter but down from third for the full year 2004.

Equity underwriting revenues of CHF 185 million in the second quarter of 2005 remained flat compared to the second quarter of 2004, consistent with industry-wide issuance volumes, and increased 34% compared to the first quarter of 2005 despite

a 15% decline in the volume of industry-wide new equity issuance versus the first quarter of 2005. Institutional Securities ranked third in global IPO market share and first in Americas IPO market share for the second quarter of 2005. Key transactions for the quarter reflected the geographic and industry breadth of the equity franchise and included IPOs for Deerfield Triarc Capital Corp. (US real estate-related specialty finance company), Pyaterochka Holding (Russian grocery retailer), Shanghai Electric Group Company Ltd. (the largest non-Japan Asia IPO in 2005 to date), and Lojas Renner (Brazilian department store) for JC Penney.

Advisory and other fees of CHF 298 million increased 24% compared to the second quarter of 2004 and 63% compared to the first quarter of 2005. The increase in revenues in the second quarter of 2005 was primarily a result of increased industry-wide activity, as well as Institutional Securities' increase in global announced mergers and acquisitions market share in the prior quarter. The increase in advisory revenues was a result of our focus on leading companies in several consolidating industries. Through the second quarter of 2005, Institutional Securities improved its ranking to number seven in global announced mergers and acquisitions (up from number eleven for the full year 2004) and number five in global completed mergers and acquisitions (up from number nine for the full year 2004). Notable transactions in Europe and the Americas that were announced in the quarter include the Fortune Brands and Pernod Ricard acquisition of Allied Domecq, the BASF AG and Shell International Ltd. sale of their joint venture Basell NV, and the Texas Pacific Group and Warburg Pincus LLC acquisition of Neiman Marcus Group Inc.

Total trading revenues include results from fixed income and equity sales and trading. Total trading revenues for the second quarter of 2005 of CHF 2,028 million increased by CHF 173 million, or 9%, compared to the second quarter of 2004. Total trading revenues declined by 29% compared to the particularly strong first quarter of 2005, reflecting a more challenging environment for both fixed income and equity trading. Institutional Securities' second quarter 2005 average daily Value-at-Risk (VaR) was CHF 62 million, down from CHF 68 million in the second quarter of 2004 and down modestly from CHF 63 million in the first quarter of 2005, reflecting declines in interest rate and foreign exchange risk levels, offset in part by increases in equity and commodity risk levels.

Fixed income trading generated revenues of CHF 1,194 million in the second quarter of 2005, an increase of 18% from the second quarter of 2004. Credit markets were challenging during the quarter with increased volatility as credit spreads first widened then retracted during the quarter. Interest rate markets were also challenging as the yield curve flattened during the quarter. The increase in revenues primarily reflected improved results in risk taking and positioning, leverage finance, commercial structured products and emerging markets, partially offset by weaker results in interest rate products, asset-backed securities and residential structured products. The overall residential mortgage business performed well in the quarter but was down when compared to the strong second quarter of 2004. The second quarter of 2004 also included losses on certain derivatives used for risk management purposes that did not qualify for hedge accounting. Compared to a very strong first quarter of 2005, fixed income trading decreased by 38% due to a much more challenging market environment resulting in weaker performances across most fixed income products, except for Latin America trading and risk taking and positioning. The first quarter of 2005 included a CHF 125 million positive adjustment to the valuation of over-the-counter (OTC) derivatives in connection with

enhancements to bring Institutional Securities' estimates of fair value closer to how the dealer market prices such derivatives.

Equity trading revenues remained stable at CHF 834 million in the second quarter of 2005 compared to the second quarter of 2004. Higher revenues in prime services and the global cash businesses were offset by weaker revenues in the convertibles and derivatives businesses. The prime services business had a strong quarter with significant revenue growth over prior periods, due to growth in client balances and higher short-term interest rates. Alternative execution services continued to experience strong growth. Institutional Securities was ranked number one in 2004 in program trading, an integral part of the alternative execution suite of products, by top clients according to *Institutional Investor*, joining our algorithmic trading platform as an award-winner. The convertibles business was impacted by challenging market conditions with weaker valuations, poor liquidity, wider credit spreads and lower volatility. The derivatives business was hindered by a dramatic reduction in implied volatility levels during the quarter resulting in lower revenues. Equity trading revenues decreased by CHF 92 million, or 10%, compared to the first quarter of 2005, primarily due to weaker revenues in risk taking and positioning, convertibles, equity derivatives and the global cash business, partially offset by improvements in the prime services business.

Other (including loan portfolio) revenues of CHF 359 million in the second quarter of 2005 decreased by 5% from the second quarter of 2004 due to lower gains on private equity-related investments not managed as part of Alternative Capital, offset by higher minority interest-related revenues and a valuation adjustment relating to the sale of a financing transaction. The second quarter of 2004 included a significant gain on the sale of the TradeWeb investment.

WEALTH & ASSET MANAGEMENT

Wealth & Asset Management offers international asset management services to institutional, mutual fund and private investors, provides advisory services for, and invests in, alternative investment vehicles including private equity funds, and provides financial advisory services to high-net-worth individuals and corporate investors.

The Wealth & Asset Management segment is comprised of Credit Suisse Asset Management, Alternative Capital, Private Client Services and Other.

Wealth & Asset Management reported net income of CHF 245 million for the second quarter of 2005, a decrease of 19% compared to the strong second quarter of 2004, which included a particularly high level of investment-related gains in Alternative Capital. Net income increased CHF 110 million, or 81%, compared to the first quarter of 2005.

Wealth & Asset Management's second quarter 2005 net revenues were CHF 1,570 million, a 5% increase from the second quarter of 2004. Net revenues (excluding minority interest revenues) were down 9% primarily as a result of lower investment-related gains. Revenues before investment-related gains of CHF 663 million were flat compared to the second quarter of 2004 due primarily to higher placement fees in the private funds business of Alternative Capital offset by lower management fees in Credit Suisse Asset Management. When compared with the first quarter of 2005, revenues before investment-related gains were flat.

The following table presents the results of the Wealth & Asset Management segment:

						6 months		
in CHF m	**2Q2005**	1Q2005	2Q2004	Change in % from 1Q2005	Change in % from 2Q2004	**2005**	2004	Change in % from 2004
Net interest income	**3**	18	42	(83)	(93)	**21**	61	(66)
Asset management and administrative fees	**599**	620	632	(3)	(5)	**1,219**	1,266	(4)
Trading revenues including realized gains/(losses) from investment securities, net	**53**	49	53	8	0	**102**	96	6
Other revenues	**915**	249	772	267	19	**1,164**	942	24
Total noninterest revenues	**1,567**	918	1,457	71	8	**2,485**	2,304	8
Net revenues	**1,570**	936	1,499	68	5	**2,506**	2,365	6
Compensation and benefits	**275**	267	276	3	0	**542**	553	(2)
Other expenses	**348**	331	360	5	(3)	**679**	707	(4)
of which commission and distribution expenses	**183**	186	218	(2)	(16)	**369**	441	(16)
Total operating expenses	**623**	598	636	4	(2)	**1,221**	1,260	(3)
Income from continuing operations before taxes and minority interests	**947**	338	863	180	10	**1,285**	1,105	16
Income tax expense	**81**	42	100	93	(19)	**123**	138	(11)
Minority interests, net of tax	**621**	161	462	286	34	**782**	530	48
Net income	**245**	135	301	81	(19)	**380**	437	(13)

The following table presents the revenue details of the Wealth & Asset Management segment:

in CHF m	2Q2005	1Q2005	2Q2004	Change in % from 1Q2005	Change in % from 2Q2004	6 months 2005	2004	Change in % from 2004
Credit Suisse Asset Management	**470**	471	482	0	(2)	**941**	965	(2)
Alternative Capital	**132**	132	106	0	25	**264**	223	18
Private Client Services	**61**	64	69	(5)	(12)	**125**	141	(11)
Other	**0**	0	0	–	–	**0**	(1)	(100)
Total before investment-related gains	**663**	667	657	(1)	1	**1,330**	1,328	0
Investment-related gains [1]	**282**	105	380	169	(26)	**387**	507	(24)
Net revenues before minority interests	**945**	772	1,037	22	(9)	**1,717**	1,835	(6)
Minority interest revenues [2]	**625**	164	462	281	35	**789**	530	49
Net revenues	**1,570**	936	1,499	68	5	**2,506**	2,365	6

[1] Includes realized and unrealized gains/losses from investments as well as net interest income, trading and other revenues associated with Alternative Capital and Other.
[2] Reflects minority interest revenues relating primarily to the FIN 46R consolidation.

Second quarter 2005 investment-related gains decreased 26% to CHF 282 million compared to the second quarter of 2004, which was due to an exceptionally high level of private equity gains in Alternative Capital in the second quarter of 2004. Investment-related gains increased 169% compared to the first quarter of 2005 due to an increase in private equity realized gains. Investment-related gains for the second quarter of 2005 included gains related to the partial sale of Nycomed Holdings, the sale of American Ref-Fuel Holdings Corporation, the merger between Seabulk International, Inc. and Seacor Holdings Inc., and the valuation impact relating to the proposed sale of Mueller Water Products, Inc.

In the second quarter of 2005, minority interest revenues, arising from the consolidation of certain private equity funds primarily under FIN 46R, increased by CHF 163 million compared to the second quarter of 2004 to CHF 625 million, primarily due to significant investment-related gains.

Compared with the second quarter of 2004, total operating expenses were slightly down to CHF 623 million, reflecting lower other expenses driven by a decrease in commission and distribution expenses.

Wealth & Asset Management had an inflow of net new assets of CHF 2.8 billion during the quarter due to inflows of CHF 2.8 billion in Alternative Capital primarily due to new fund commitments and inflows of CHF 0.2 billion in Private Client Services, partially offset by an outflow in Credit Suisse Asset Management of CHF 0.2 billion. Assets under management as of June 30, 2005 of CHF 529.3 billion increased by 5.4% compared to March 31, 2005, due to market performance, foreign currency exchange rate movements and net new asset inflows, partially offset by the spin-out of the Credit Opportunities Fund in Alternative Capital, consistent with Wealth & Asset Management's strategy announced in December 2004.

In the second quarter of 2005, Alternative Capital completed its investment period for DLJ Merchant Banking Partners III Fund and completed its fundraising for CSFB Strategic Partners III with a final closing amount of USD 2.4 billion. In May 2005,

The following table presents key information for the Wealth & Asset Management segment:

	2Q2005	1Q2005	2Q2004	6 months 2005	6 months 2004
Cost/income ratio	**39.7%**	63.9%	42.4%	**48.7%**	53.3%
Compensation/revenue ratio	**17.5%**	28.5%	18.4%	**21.6%**	23.4%
Pre-tax margin	**60.3%**	36.1%	57.6%	**51.3%**	46.7%
Return on average allocated capital	**67.9%**	44.2%	96.6%	**56.9%**	73.8%
Average allocated capital in CHF m	**1,443**	1,221	1,246	**1,336**	1,184
Net new assets in CHF bn					
Credit Suisse Asset Management [1]	**(0.2)**	1.6	1.0	**1.4**	0.5
Alternative Capital	**2.8**	0.6	0.3	**3.4**	1.0
Private Client Services	**0.2**	3.2	1.4	**3.4**	1.8
Total net new assets	**2.8**	5.4	2.7	**8.2**	3.3
Other data excluding minority interests					
Cost/income ratio [2,3]	**65.5%**	77.1%	61.3%	**70.7%**	68.7%
Compensation/revenue ratio [2]	**29.1%**	34.6%	26.6%	**31.6%**	30.1%
Pre-tax margin [2,3]	**34.5%**	22.9%	38.7%	**29.3%**	31.3%

[1] Credit Suisse Asset Management balances for net new assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated. [2] Excluding CHF 626 million, CHF 164 million, CHF 462 million, CHF 789 million and CHF 530 million in 2Q2005, 1Q2005, 2Q2004, 6 months 2005 and 6 months 2004, respectively, in minority interest revenues relating primarily to the FIN 46R consolidation. [3] Excluding CHF 4 million, CHF 3 million, CHF 0 million, CHF 7 million and CHF 0 million in 2Q2005, 1Q2005, 2Q2004, 6 months 2005 and 6 months 2004, respectively, in minority interest expenses relating primarily to the FIN 46R consolidation.

The following table outlines selected balance sheet and other data of the Wealth & Asset Management segment:

in CHF bn	30.06.05	31.03.05	31.12.04	Change in % from 31.03.05	Change in % from 31.12.04
Assets under management					
Credit Suisse Asset Management [1]	**419.8**	401.6	386.7	4.5	8.6
Alternative Capital	**44.2**	38.5	36.6	14.8	20.8
Private Client Services	**65.3**	62.2	59.1	5.0	10.5
Total assets under management	**529.3**	502.3	482.4	5.4	9.7
of which advisory	**182.7**	176.7	169.2	3.4	8.0
of which discretionary	**346.6**	325.6	313.2	6.4	10.7
Active private equity investments	**1.4**	1.3	1.1	7.7	27.3
Number of employees (full-time equivalents)	**2,983**	2,975	2,981	0	0

[1] Credit Suisse Asset Management balances for assets under management include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.

Credit Suisse First Boston announced the creation of a strategic partnership, China Renaissance Capital Investment Inc., which will focus on private equity investment opportunities in China. This initiative is consistent with Alternative Capital's strategy of expanding the private equity business geographically. In addition, in July 2005 Credit Suisse Asset Management acquired a 25% interest in a fund management joint venture in China with Industrial and Commercial Bank of China and China Ocean Shipping Group Company Limited.